UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31676 / June 16, 2015

_____

In the Matter of   :
                                                                              :
KCAP Financial, Inc.   :
295 Madison Avenue, 6th Floor   :
New York, NY 10017   :
                                                                              :
(812-14363)   :
_____:

ORDER UNDER SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940

KCAP Financial, Inc. ("Company") filed an application on September 22, 2014, and
amendments to the application on January 28, 2015, May 15, 2015, and May 21, 2015,
requesting an order under section 23(c)(3) of the Investment Company Act of 1940 ("Act")
granting an exemption from section 23(c) of the Act. This order amends a prior order
(Investment Company Act Release Nos. 28168 (Feb. 25, 2008) (notice) and 28199 (Mar. 24,
2008) (order) (the "Prior Order")) that permits the Company to issue Restricted Stock, as defined
in the Prior Order, to the Company's Employees, as defined in the Prior Order, under the terms
of its Amended and Restated 2006 Equity Incentive Plan, as further amended and restated
effective June 20, 2014 (the "Incentive Plan"). This order permits the Company, pursuant to the
Incentive Plan, to engage in certain transactions that may constitute purchases by the Company
of its own securities within the meaning of section 23(c) of the Act.

On May 21, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31645). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that the proposed repurchases will be made in a manner which does not
unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly,

IT IS ORDERED, under section 23(c)(3) of the Act, that the exemption requested by KCAP Financial, Inc. (File No. 812-14363) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

            Brent J. Fields
            Secretary